Exhibit 4

Schedule of Transactions

Shamrock Activist Value Fund, L.P.

Date	Number of Common Shares	Price Per Common Share in $US*	Total Purchase Price
04/28/09	109,863	$32.2735	$3,545,664
04/29/09	42,746	$32.9783	$1,409,690
04/30/09	109,863	$32.6536	$3,587,422
05/01/09	99,876	$31.7333	$3,169,395

Total:	362,348		$11,712,171

Shamrock Activist Value Fund II, L.P.

Date	Number of Common Shares	Price Per Common Share in $US*	Total Purchase Price
04/28/09	69	$32.2735	$2,227
04/29/09	27	$32.9783	$890
04/30/09	69	$32.6536	$2,253
05/01/09	62	$31.7333	$1,967

Total:	227		$7,337

Shamrock Activist Value Fund III, L.P.

Date	Number of Common Shares	Price Per Common Share in $US*	Total Purchase Price
04/28/09	68	$32.2735	$2,195
04/29/09	27	$32.9783	$890
04/30/09	68	$32.6536	$2,220
05/01/09	62	$31.7333	$1,967

Total:	225		$7,272

*	Excludes Brokerage Commissions